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                                                                 Rule 424 (b)(3)
                                                               Reg. No. 33-38869


                               BROOKE GROUP LTD.


                    SUPPLEMENT NO. 1 DATED FEBRUARY 14, 1997
                     TO PROSPECTUS DATED FEBRUARY 19, 1991


                The Prospectus of Brooke Group Ltd. (the "Company"), dated February 19, 1991, relating to the Company's common stock, $.10 par value per share (the "Common Stock"), is hereby supplemented as follows:

                1.  Incorporation of Certain Documents by Reference.

     The following paragraph supersedes the paragraph set forth on page 3 and page 4 of the Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be directed to Andrew E. Balog, Assistant Secretary, Brooke Group Ltd., 100 S.E. Second Street, Miami, Florida 33131, (305) 579-8000.


                2.  Investment Considerations.

     The following investment considerations supersede those set forth on page 4 and page 5 of the Prospectus.

     Before purchasing the Shares offered hereby, a prospective investor should consider, among other things, the following considerations set forth below, as well as the other information set forth elsewhere, or incorporated by reference, in the Prospectus, in evaluating the Company, its business prospects and the Shares.

HIGH DEGREE OF LEVERAGE; NET WORTH DEFICIENCY; SIGNIFICANT LOSSES

     At September 30, 1996, the Company had total outstanding indebtedness of $440,253,000 and a net worth deficiency of $434,091,000. The Company has substantial debt service requirements on a consolidated basis, and has experienced significant losses from continuing operations every year since
1991. There can be no assurance that the Company will be able to satisfy its obligations under the indebtedness. In addition, Liggett Group Inc. ("Liggett"), the Company's principal operating subsidiary, had a net worth deficit at September 30, 1996 and for the first nine months of 1996 experienced a net loss and a deficiency in earnings available to cover fixed charges. Accordingly, there can be no assurance that Liggett will be able to satisfy its obligations under the Liggett Series B Notes (as defined herein), Liggett
Series C Notes (as defined herein) and the Liggett Facility (as defined herein).

HOLDING COMPANY STRUCTURE; DEPENDENCE ON CASH FROM SUBSIDIARIES AND CERTAIN INVESTMENTS

     The Company is a holding company and has no operations of its own. Accordingly, the ability of the Company to pay dividends on the Shares is substantially dependent on the ability of New Valley Corporation ("New Valley") (in which the Company indirectly holds an approximately 42% voting interest) and of Liggett and the Company's other subsidiaries to generate cash and the availability of that cash to the Company. Certain covenants in Liggett's debt instruments impose restrictions on, among other things, Liggett's ability to declare and pay



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dividends or make other advances, payments or distributions to the Company.  As a result, Liggett has not paid dividends to the Company since November 1992 and is not expected to pay dividends to the Company in the foreseeable future. Additionally, certain covenants in an Indenture, dated as of January 1, 1996 between BGLS Inc., a wholly-owned subsidiary of the Company ("BGLS"), and Fleet National Bank of Massachusetts, N.A., as Trustee (the "Indenture"), relating to BGLS' ability to pay or make dividends, distributions and other Restricted Payments (as defined in the Indenture) or dispose of Collateral (as defined in the Indenture) prohibit BGLS from disposing of the stock of Liggett held by it, but such covenants are subject to important qualifications and limitations.

     New Valley's First Amended Joint Chapter 11 Plan of Reorganization, as amended (the "Joint Plan"), and the Indenture impose certain restrictions on transactions with the Company and certain of its affiliates, including restrictions relating to payments and distributions to the Company from New Valley (other than pro rata distributions to stockholders) and New Valley Holdings, Inc., a wholly-owned subsidiary of BGLS ("NV Holdings"). Moreover, as a controlling stockholder (through BGLS and NV Holdings) of New Valley, the Company is under a legal obligation to deal fairly with New Valley, which may limit its ability to enter into transactions with New Valley that result in the receipt of cash from New Valley and to influence New Valley's dividend policy in certain respects.

     In addition, the Company does not hold a majority of New Valley's voting power and may not be able to control New Valley's dividend policy. Since the Company indirectly owns (through BGLS and NV Holdings) a minority of each class of New Valley capital stock (other than the Class A Preferred Shares) held (directly and indirectly) by BGLS and NV Holdings, a majority of any cash and other assets distributed by New Valley with respect to any such class (other than the Class A Preferred Shares) will be distributed to persons other than the Company and its subsidiaries.

     The Company's receipt of income from its principal subsidiaries and investments is an important source of its liquidity and capital resources, and, as described above, its ability to receive such income is subject to a number of restrictions, risks and uncertainties. If the Company does not generate sufficient cash flow from continuing operations to satisfy its debt service obligations, it will be required to secure additional funds from other sources. There can be no assurance that the Company will be able to secure such additional funds at all or on terms acceptable to the Company.

CERTAIN RISKS REGARDING LIGGETT AND THE CIGARETTE INDUSTRY

     Net Worth Deficiency; Recent Losses and Fixed Charge Coverage Deficiency. At September 30, 1996, Liggett had a net worth deficiency of $167,833,000. During the first nine months of 1996, Liggett incurred a net loss of $9,727,000, and experienced a deficiency in earnings available to cover its own fixed charges of $5,927,000. Liggett's leverage could impair its ability to withstand competitive pressures or adverse economic conditions and to take advantage of business opportunities. At September 30, 1996, Liggett had outstanding approximately $119,638,000 of 11.5% Liggett Series B Senior Secured Notes due 1999 (the "Liggett Series B Notes") and $32,279,000 of 19.75% Series C Senior Secured Notes due 1999 (the "Liggett Series C Notes"). The Liggett Series B Notes and the Liggett Series C Notes




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require a mandatory principal redemption of $7,500,000 on February 1, 1997
(which was made by Liggett) and $37,500,000 on February 1, 1998 with the balance of the Liggett Series B and Series C Notes due on February 1, 1999.
In addition, Liggett has a $40,000,000 revolving credit facility (the "Liggett Facility"), under which $30,527,000 was outstanding at September 30, 1996.
Due to the many risks and uncertainties associated with the cigarette industry, impact of recent tobacco litigation settlements and increased tobacco costs, there can be no assurance that Liggett will be able to meet its future earnings goals. Consequently, Liggett could be in violation of certain debt covenants and, if its lenders were to exercise acceleration rights under the Liggett Facility or Liggett's senior secured note indenture or refuse to lend under the Liggett Facility, Liggett would not be able to satisfy such demands or its working capital requirements. Liggett is currently negotiating with its lenders for an extension of the maturity and a modification of other terms under the Liggett Facility which expires on March 8, 1997. While Liggett's management currently believes that the Liggett Facility will be extended and modified on satisfactory terms, no assurances can be made in this regard.

     Tobacco Industry Problems; Liggett's Competitive Position in Industry. Liggett has suffered significant losses and liquidity problems as a result of severe adverse developments in the tobacco industry, including substantial price reductions in full-price brands and certain leveraged programs of its largest rivals. Liggett is substantially smaller and has fewer resources than all its major competitors and has a correspondingly limited ability to respond to market developments. The United States cigarette market is highly concentrated and has extremely high barriers to entry. Since the acquisition by Brown & Williamson Tobacco Company ("B&W") of American Tobacco Company, three firms control approximately 90% of the United States market. Philip Morris Companies Inc. ("Philip Morris") is the largest and most profitable manufacturer in the market, and its profits are derived principally from its sale of lucrative premium cigarettes. Philip Morris has in excess of 55% of the premium segment and in excess of 47% of the total domestic market. Philip Morris and R.J. Reynolds Tobacco Co. ("RJR"), the two largest cigarette manufacturers, have historically, because of their dominant market share, been able to determine cigarette prices for the various pricing tiers within the industry. The other cigarette manufacturers historically have brought their prices into line with the levels established by the two major manufacturers. Liggett is more reliant upon sales in the discount segment of the market, relative to the full-price premium segment, than its competitors. Since at least 1993, Liggett's management believes that Philip Morris's market strategy has been to minimize the actual price spread between discount and premium products and to curtail the sales made by the makers of discount products. In part, Philip Morris sought to minimize that spread by dropping its premium prices in early 1993. In addition, that strategy has also been carried out through wholesale and retail trade programs.

     According to The Maxwell Consumer Report dated November 21, 1996, a recognized industry publication (the "Maxwell Report"), Liggett's overall market share for the 12 months ended September 30, 1996 was 1.9%, down from 2.2% for the prior 12 months ended September 30, 1995. Liggett's share of the premium segment for the 12 months ended September 30, 1996 was .7%, down from
 .8% for the prior 12-month period, and its share of the discount segment for the 12 months ended September 30, 1996 was 4.9%, down from 5.4% for the prior 12-month period according to the Maxwell Report.




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     Industry-wide shipments of cigarettes in the United States have been steadily declining for several years. While the Maxwell Report estimates that domestic industry-wide shipments increased by .5% for the nine months ended September 30, 1996, compared to the same period for the prior year, Liggett's management expects that industry-wide unit sales of cigarettes in the United States will continue to remain flat or decline as a result of numerous factors, including health considerations, diminishing social acceptance of smoking, legislative limitations on smoking in public places and federal and state excise tax increases which have augmented cigarette price increases.

     Legislation and Litigation. The cigarette industry continues to be challenged on numerous fronts. Several federal administrative bodies, including the United States Environmental Protection Agency and the Food and Drug Administration have issued reports or commenced regulatory proceedings which have had or could have an adverse effect on Liggett and the cigarette industry as a whole. The rate of filings of individual product liability cases has increased and Liggett's risk attendant thereto has correspondingly increased. Several purported class actions have been commenced against Liggett and other companies in the industry, one of which actions Liggett has settled. A number of states' Attorneys General have commenced litigation against the industry asserting numerous different theories of liability, five of which actions Liggett has settled. The various companies in the industry are actively engaged in defending against and responding to these initiatives. The Company is not able to evaluate the effect of these developing matters but it is possible that the Company's financial position, results of operations and cash flows could be materially adversely affected by an ultimate unfavorable outcome in any of such pending litigation and regulatory proceedings. For a description of pending litigation and regulatory proceedings, see the notes to the Company's consolidated financial statements incorporated by reference herein.

     Potential Increases in Excise Tax. The sale of cigarettes is subject to substantial federal excise taxes as well as various state and local government excise taxes. A substantial excise tax increase could accelerate the trend away from smoking and could have an unfavorable effect on Liggett's sales.

CERTAIN AFFILIATE TRANSACTIONS

     Certain affiliates of the Company have entered into various transactions with the Company and other affiliates of the Company. Existing contracts with such companies include services agreements under which Liggett receives financial and administrative services from the Company, tax-sharing agreements between various subsidiaries of the Company, including Liggett, and expense sharing arrangements between New Valley and the Company. In addition, the Company has entered into certain arrangements with individuals who serve as officers or directors of companies affiliated with the Company, certain portions of the cost of which have been charged by the Company to such affiliated companies.

     The Indenture and the Liggett Indenture contain certain restrictions on the ability of the Company and Liggett to enter into additional transactions with their respective affiliates. In addition, the Joint Plan imposes certain restrictions on the ability of New Valley to enter into transactions with affiliates, and the Company, as a controlling stockholder of New Valley, is under a legal obligation to deal fairly with New Valley, which obligation may limit the



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Company's ability to enter into certain transactions with New Valley or to influence New Valley's dividend policy. The restrictions described in this paragraph are subject to important limitations and qualifications.

UNCERTAINTY OF OTHER POTENTIAL ACQUISITIONS AND INVESTMENTS BY NEW VALLEY

     New Valley currently holds a significant amount of marketable securities and cash not committed to any specific investments. This subjects investors to increased risk and uncertainty, because they are unable to evaluate the manner in which this cash will be invested and the economic merits of particular investments. There may be substantial delay in locating suitable investment opportunities. In addition, New Valley may not have relevant management experience in the areas in which New Valley may become involved. No assurance can be given that New Valley will be successful in targeting, consummating or managing any of these investments.

UNCERTAINTIES RELATING TO OPERATIONS IN RUSSIA

     The Company has significant investments in its cigarette manufacturing operations in Russia and, through its investment in New Valley, in real estate development operations in Russia. Business operations in Russia are subject to a high level of risk. Since the breakup of the Soviet Union at the end of 1991, Russia has experienced dramatic political, social and economic change, including severe inflation. The political system in Russia is emerging from a long history of extensive state involvement in economic affairs and is undergoing a rapid transition from a centrally controlled command system to a more market-oriented model. The Company may be affected unfavorably by political or diplomatic developments, regional tensions, currency repatriation restrictions, foreign exchange fluctuations and other political or diplomatic developments in the law or regulations in Russia and, in particular, the risks of expropriation, nationalization and confiscation of assets and changes in legislation relating to foreign ownership. In addition, an undeveloped system of commercial laws (including the enforcement of laws) and markets adds to the risk of investment in Russia. No assurance can be given as to the potential profitability (if any) and effect on liquidity and cash flow that investments in Russia may have on the Company.

DEPENDENCE ON CERTAIN MANAGEMENT

     The Company is dependent upon the services of Bennett S. LeBow (the "Chairman"), Chairman of the Board, President and Chief Executive Officer of both the Company and BGLS. The loss to the Company of the Chairman could have a material adverse effect on the Company. If the Chairman ceased to "control" the Company (other than by reason of death or incapacity), each holder of BGLS's debt securities would have the option to cause BGLS to repurchase their respective holdings of such debt securities. As defined in the Indenture, "control" of a company means the power to direct the management and policies of the company, directly or indirectly, whether through the ownership of voting securities, by contract, or otherwise. Although this definition of "control" is identical to commonly used definitions of control in the federal securities laws, there could nonetheless be uncertainty as to whether particular factual circumstances constituted such a change of "control". Certain of the Shares owned by the Chairman are pledged to secure certain indebtedness. See "Selling Stockholder."



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SHARES AVAILABLE FOR SALE

     The Shares represent approximately 56% of the Company's outstanding shares of Common Stock. Sales of the Shares in substantial amounts could adversely affect prevailing market prices for the Common Stock.

                3.  Selling Stockholder.

     The following table sets forth, as of February 14, 1997, certain information with respect to the ownership of the Common Stock by Bennett S. LeBow (the "Selling Stockholder"), and supersedes the table set forth on page 5 of the Prospectus. All the Common Stock beneficially owned by the Selling Stockholder is covered by this Registration Statement.




                                                     Amount of Shares
                       Name                          to be Offered
                       ----                          ----------------
                       Bennett S. LeBow                10,436,208(1)


           (1) These Shares are held by the Selling Stockholder directly, through LeBow Limited Partnership (a Delaware limited partnership of which the Selling Stockholder is the 99.99% general partner), through BSL Partners (a New York general partnership of which the Selling Stockholder owns 80% and LeBow Limited Partnership owns 20%) and through LeBow Family Partnership 1993, Ltd. ("LFP") (a Florida limited partnership of which the Selling Stockholder is the general partner and a limited partner, and trusts for the benefit of the Selling Stockholder and certain family members hold the remaining partnership interests). The Selling Stockholder may sell certain of the Shares for his own account. Of these Shares, 9,000,000 are pledged to a financial institution and may be sold by such pledgee (who would be identified in a Prospectus Supplement to the extent required). An additional 400,000 shares are pledged to the Company to secure LFP's obligations to make certain payments to the Company on account of a former executive's outstanding indebtedness due in 1997.




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